LETTER OF CONFIRMATION
April 1, 2008
To:	CE FRANKLIN LTD
SUITE 1900.
300 - 5TH AVE SW
CALGARY AB
T2P 3C4
Computershare
Sixth Floor	Trust Company of
530 8th Avenue SW	Canada
Calgary, Alberta
T2P 3S8
Telephone 1-403-267-6800	Canada
Facsimile 1-403-267-6529	Australia
www.computershare.com	Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

Subject: CE Franklin Ltd: Confirmation of Mailing

We confirm that the following materials were sent by pre-paid mail on March 31, 2008 to the registered holders of Common Shares of the Corporation:

1.	2007 Annual Report

2.	Notice of Annual Meeting of Shareholders / Information Circular

3.	Proxy

4.	Proxy Return Envelope

5.	Supplemental Mailing List Return Card

We also confirm that a copy of the above item 1 was mailed to all non-registered shareholders of the subject Corporation whose names appear on the Corporation’s Supplemental Mailing List as defined in the Canadian Securities Administrators’ National Instrument 51-102.

We further confirm that copies of the above-mentioned materials items 2 to 5 were sent by courier on March 31, 2008 to those intermediaries holding Common Shares of the Corporation who responded directly to Computershare with respect to the search procedures in compliance with current securities legislation requirements for delivery to beneficial owners.

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

“signed by”

Julie Marsan Mailing Professional ClientServicesMailings@Computershare.com